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SECURI[TIES AND EXCHANGE COMM]ISSION

06050177

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SEC FILE NUMBER
8- 11539

ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11-1-2004 (MM/DD/YY) AND ENDING 10-31-2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: L & M Securities Company Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

969 Main Street, Suite 206
(No. and Street)

Walpole, MA 02081
(City) (State) (Zip Code)

PROCESSED
NOV 03 2006
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Auditore 508-668-4200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Medaglia & Co., Inc.
(Name — if individual, state last, first, middle name)

26 East Pearl Street Nashua NH 03060
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING
RECEIVED
APR 17 2006
WASH. DC SECTION
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, Robert Auditore, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of L & M Secutities Company Inc., as of October 31, 19 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

4/12/06

Signature

Treasurer

Title

4/12/2006

Notary Public

X 12/29/2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reconciliation of Net Capital under rule 15C3-1 Brokers unadited with annual report

L & M SECURITIES COMPANY, INC.
RECONCILIATION OF THE BROKERS UNAUDITED AND ANNUAL AUDITED COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3 - AS OF OCTOBER 31, 2005

	UNAUDITED	AUDITED
CREDIT BALANCES IN CUSTOMERS' SECURITY ACCOUNTS	$ 0	$ 0
CUSTOMERS SECURITIES FAILED TO RECEIVE	0	0
TOTAL CREDITS	0	0
DEBIT BALANCES IN CUSTOMERS' CASH ACCOUNTS (net of 1% discount)	0	0
CUSTOMERS SECURITIES FAILED TO DELIVER	0	0
TOTAL DEBITS	0	0
CREDITS OVER DEBITS	0	0
RESERVE REQUIRED (105% of credits over debits)	0	0
AMOUNT HELD ON DEPOSIT ON RESERVE BANK ACCOUNTS	$ 0	$ 0